Exhibit 99.37

TITAN MINING CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Unaudited)

Notice of No Auditor Review of Condensed Consolidated Interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Professional Chartered Accountants for a review of interim financial statements by an entity’s auditor.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of US dollars - unaudited)

	Notes	September 30, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents		$5,844	$5,031
Trade and other receivables	5	902	1,521
Inventories	8	9,385	7,208
Other current assets		1,017	813
Restricted cash	5	1,574	-
Derivative asset	16	-	648
		18,722	15,221
Non-current assets
Mineral properties, plant and equipment	9	30,887	36,798
Right-of-use assets	10a	9	71
Other assets	11	672	672
Total assets		$50,290	$52,762

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$3,952	$2,878
Lease liabilities	10b	10	76
Credit Facility	12a	15,150	31,655
Related Party Loans	12b,c	21,473	4,124
		40,585	38,733
Non-current liabilities
Reclamation and remediation provision		16,950	16,299
Total liabilities		57,535	55,032
Shareholders’ equity
Equity attributable to shareholders of the Company
Share capital		59,813	59,813
Reserves		6,148	6,245
Deficit		(73,206)	(68,328)
Total equity (deficit)		(7,245)	(2,270)
Total liabilities and shareholders’ equity		$50,290	$52,762

Nature of operations and going concern (Note 1)

Approved by the Board on November 11, 2024:

“Lenard Boggio” , Audit Committee Chair                                                                     “Donald Taylor” , Director

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(Expressed in thousands of US dollars - Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023

Revenue	5	$8,274	$15,481	$37,974	$41,175

Cost of Sales
Operating expenses		9,206	9,761	29,121	34,991
Depreciation and depletion		1,897	2,984	7,524	9,057
		11,103	12,745	36,645	44,048
Income (loss) from mine operations		(2,829)	2,736	1,329	(2,873)

Exploration and evaluation expenses	6b	399	457	1,364	1,520
General and administration expenses	6a	573	735	2,272	3,590
Interest and other finance expenses	12a,b,15	793	1,045	3,066	2,836
Accretion expense		86	65	235	172
Interest income		(88)	(38)	(210)	(166)
Foreign exchange loss (gain)		292	(541)	(477)	(1,329)
Other income		(20)	(53)	(43)	(83)
Realized gain on derivative		-	(2,036)	-	(4,006)
Unrealized loss (gain) derivative		-	2,601	-	(2,170)
		(2,035)	2,235	(6,207)	364
Net income (loss) for the period		(4,864)	501	(4,878)	(3,237)
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Unrealized gain (loss) on translation to reporting currency		316	538	(428)	1,803
Total comprehensive loss for the period		$(4,548)	$(37)	$(5,306)	$(5,040)

Basic and diluted earnings (loss) per share		$(0.04)	$0.00	$(0.04)	$(0.02)

Weighted average shares outstanding (in ‘000)		136,367	136,367	136,367	137,994

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of US dollars - Unaudited)

		Share capital		Reserves
	Notes	Number ('000s)	Amount	Share options and warrants	Currency translation adjustment	Total	Deficit	Total equity
Balance, January 1, 2023, as previously reported		138,979	$61,076	$8,793	$(2,289)	6,504	$(57,067)	$10,513
Exercise of warrants		357	161	(31)	-	(31)	-	130
Share based compensation		-	-	387	-	387	-	387
Dividends declared		-	-	-	-	-	(1,051)	(1,051)
Share cancellation		(2,969)	(1,424)	-	-	-	-	(1,424)
Fair value of warrants		-	-	645	-	645	-	645
Total comprehensive loss for the year		-	-	-	(1,260)	(1,260)	(10,210)	(11,470)
Balance, December 31, 2023		136,367	$59,813	$9,794	$(3,549)	$6,245	$(68,328)	$(2,270)
Share based compensation	13	-	-	331	-	331	-	331
Total comprehensive gain (loss) for the period		-	-	-	(428)	(428)	(4,878)	(5,306)
Balance, September 30, 2024		136,367	$59,813	$10,125	$(3,977)	$6,148	$(73,206)	$(7,245)

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION

Condensed Consolidated Interim Statement of Cash Flows

(Expressed in thousands of US dollars - Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023
Operating activities
Profit (loss) for the period		(4,864)	$501	$(4,878)	$(3,237)
Accretion expense		86	65	235	172
Amortization of borrowing costs	12	254	182	734	535
Depreciation and depletion of mineral property, plant and equipment	9	1,897	2,984	7,524	9,057
Depreciation of right-of-use assets		22	20	60	57
Interest and accretion on debt	12	481	859	1,927	2,287
Interest expense on lease liabilities		-	5	3	15
Change in lease terms		(12)	-	(12)	-
Loss on sale of equipment		19	-	19	-
Stock-based compensation		110	109	331	323
Unrealized foreign exchange loss (gain)		332	(518)	(389)	(1,761)
		(1,675)	4,207	5,554	7,448
Changes in non-cash working capital
Accounts payable and accrued liabilities		829	(974)	736	(2,447)
Trade and other receivables		1,488	(3,496)	619	(1,481)
Inventories		(527)	(298)	(1,840)	(1,046)
Other current assets		(65)	177	(204)	(14)
Unrealized gain on derivative		-	2,601	648	(1,697)
Star Mountain settlement		-	-	-	(5,900)
Restricted cash deposit (release)		1,203	-	(1,574)	1,921
Net cash generated (used) in operating activities		1,253	2,217	3,939	(3,216)
Financing activities

Repayment of Credit Facility		-	-	(17,000)	-
Proceeds from related party loan		-	-	16,500	-
Credit Facility interest payments		(314)	(124)	(1,342)	(1,494)
Payment of lease liabilities		(15)	(63)	(57)	(63)
Proceeds from bank indebtedness		-	-	-	5,900
Dividends paid		-	-	-	(2,102)
Proceeds from warrant exercise		-	-	-	130
Repayment of equipment loans		-	-	-	(15)
Net cash generated (used) by financing activities		(329)	(187)	(1,899)	2,356
Investing activities
Additions to mineral properties, plant and equipment	8	(821)	(612)	(1,261)	(2,436)
Proceeds from disposal of equipment		45	-	45	-
Other assets		150	-	-	-
Net cash used by investing activities		(626)	(612)	(1,216)	(2,436)
Effect of foreign exchange on cash and cash equivalents		(3)	6	(11)	895
Increase (decrease) in cash and cash equivalents		295	1,424	813	(2,401)
Cash and cash equivalents, beginning of period		5,549	2,895	5,031	6,720
Cash and cash equivalents, end of period		$5,844	$4,319	$5,844	$4,319

The notes form an integral part of these condensed consolidated interim financial statements.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Titan Mining Corporation (“Titan” or the “Company”) was incorporated on October 15, 2012 under the laws of British Columbia and is a natural resources company engaged in the acquisition, exploration, development and production of mineral properties. The Company holds a 100% indirect ownership interest in the Empire State Mine (“ESM”) in Northern New York State, United States.

The Company’s common shares are listed on the Toronto Stock Exchange and trade under the symbol “TI”. The Company’s head office is located at 555–999 Canada Place, Vancouver, BC, Canada V6C 3E1.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations. These consolidated financial statements do not reflect the adjustments to carrying values of assets and liabilities that would be necessary should the going concern assumption prove to be inappropriate, and these adjustments could be material.

As at September 30, 2024, the Company had cash and cash equivalents of $5,844, working capital deficit of $21,863, a net loss before tax for the nine months ended September 30, 2024 of $4,878 and a deficit of $73,206. During the nine months ended September 30, 2024, the Company had cash inflows from operating activities of $3,939 and cash outflow from financing activities of $1,899. The Company has $36,623 of current debt as at September 30, 2024.

Based on the Company’s plan for ESM’s operations and continued exploration drilling programs, bank debt due in the current year, and its current level of corporate overheads, the Company may require additional funding within the next twelve months. The Company has historically raised funds principally through the sale of securities, the credit arrangement with financial institutions, and advances from a related party. The Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time. However, there can be no assurance that the Company will be able to obtain such additional funding or obtain it on acceptable terms. This material uncertainty casts significant doubt about the Company’s ability to continue as a going concern.

2.	BASIS OF PRESENTATION

a)	Overview

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements (“Interim Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34).

a)	Basis of presentation

These Interim Financial Statements do not include all of the information required for full IFRS financial statements and therefore should be read in conjunction with the Company’s most recent audited consolidated financial statements for the year ended December 31, 2023 (the “Annual Financial Statements”).

The accounting policies and methods of application used in the preparation of these financial statements are the same as those applied in the Company’s Annual Financial Statements.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

IAS 1, Presentation of Financial Statements (“IAS 1”): In October 2022, the International Accounting Standards Board (“IASB”) issued amendments to IAS 1 titled Non-current Liabilities with Covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of Debt as Current or Non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. Effective January 1, 2024, the Company has adopted these amendments, which did not have a material effect on its Interim Financial Statements.

4.	USE OF ESTIMATES AND JUDGEMENTS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses, during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company’s interim results are not necessarily indicative of its results for a full year. The significant accounting policy judgments and areas of estimation uncertainty that applied in the preparation of these Interim Financial Statements are consistent with those applied and disclosed in Note 3 of the Annual Financial Statements.

5.	REVENUE

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Zinc concentrate sales	$10,584	$20,125	$45,598	$58,433
Zinc concentrate provisional pricing adjustments	(645)	1,029	(379)	(2,951)
Smelting and refining charges	(1,665)	(5,673)	(7,245)	(14,307)
Revenue, net	$8,274	$15,481	$37,974	$41,175

Zinc concentrate pricing consists of provisional and final pricing adjustments made prior to the finalization of the sales contract. In June 2024, the Company entered into a fixed zinc pricing arrangement pursuant to its existing offtake agreement with an affiliate of Glencore Ltd. for approximately 30% of the Company's budgeted zinc production for the second half of 2024. The arrangement fixed the zinc price for a six-month period covering July 2024 through December 2024 at a price of US$1.37 per pound of zinc.

In connection with the fixed zinc pricing arrangement, the Company was required to provide a cash deposit in the amount of $2,777. The cash deposit will be returned to the Company on a prorata basis, upon completion of the delivery of zinc concentrate on a monthly basis over the six-month period of the fixed price arrangement. As at September 30, 2024, the cash deposit was $1,574, recognized as restricted cash on the Statement of Financial Position.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

6.	OTHER OPERATING EXPENSES

a)	General and administration expenses

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries and benefits	$170	$221	$921	$1,021
Share-based compensation	129	99	341	293
Office and administration	134	145	565	615
Professional fees	108	235	355	1,562
Amortization of right-to-use assets	23	19	62	56
Investor relations	9	16	28	43
	$573	$735	$2,272	$3,590

b)	Exploration and evaluation expenses

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries and benefits	$138	$136	$589	$412
Assay and analyses	45	9	162	141
Contractor and consultants	131	269	316	807
Supplies	65	7	215	35
Other	20	36	82	125
	$399	$457	$1,364	$1,520

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Empire State Mines	$391	$450	$1,339	$1,494
Apache Hills Project	8	7	25	26
Exploration and Evaluation Expenses	$399	$457	$1,364	$1,520

7.	TRADE AND OTHER RECEIVABLES

	September 30,	December 31,
	2024	2023
Trade receivables	$871	$1,500
GST receivable	11	14
Other	20	7
	$902	$1,521

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

8.	INVENTORIES

	September 30,	December 31,
	2024	2023
Ore in stockpiles	$360	$147
Concentrate stockpiles	751	276
Materials and supplies	8,274	6,785
	$9,385	$7,208

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

The Company depreciates plant and equipment over the estimated useful lives of the assets, and depletes mineral properties and the reclamation and remediation assets over units of production. The carrying value as at September 30, 2024 and December 31, 2023 was as follows:

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Cost
As at January 1, 2023	$46,713	$36,162	$1,135	$3,831	$87,841
Additions	-	213	-	2,435	2,648
Transfer to plant and equipment	-	2,426	-	(2,426)	-
Change in reclamation and remediation provision	-	809	-	-	809
As at December 31, 2023	$46,713	$39,610	$1,135	$3,840	$91,298
Additions	-	50	-	1,211	1,261
Sale of equipment	-	(98)	-	-	(98)
Transfer to plant and equipment	-	884	-	(884)	-
Change in reclamation and remediation provision	-	416	-	-	416
As at September 30, 2024	$46,713	$40,862	$1,135	$4,167	$92,877

Accumulated depreciation
As at January 1, 2023	17,834	$23,777	$-	$-	$41,611
Depreciation and depletion	7,387	5,502	-	-	12,889
As at December 31, 2023	25,221	$29,279	$-	$-	$54,500
Sale of equipment	-	(34)	-	-	(34)
Depreciation and depletion	4,057	3,467	-	-	7,524
As at September 30, 2024	$29,278	$32,712	$-	$-	$61,990

Net book value at December 31, 2023	$21,492	$10,331	$1,135	$3,840	$36,798
Net book value at September 30, 2024	$17,435	$8,150	$1,135	$4,167	$30,887

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

10.	LEASES

a)	Right-of-use assets

Total
As at January 1, 2023	$161
Changes to lease terms	(13)
Depreciation	(77)
As at December 31, 2023	$71
Changes to lease terms	(11)
Depreciation	(51)
As at September 30, 2024	$9

The Company shares office space with other companies related to it by virtue of certain directors and management in common. During the year ended December 31, 2023 and the nine months ended September 30, 2024, there were changes to the amount of office space attributable to the Company as reflected in changes to lease terms in the table above.

b)	Lease liabilities

Total
As at January 1, 2023	$192
Changes to lease terms	(43)
Interest accretion	10
Unrealized foreign exchange	2
Lease payments	(85)
As at December 31, 2023	$76
Changes to lease terms	(11)
Interest accretion	3
Unrealized foreign exchange	(2)
Lease payments	(56)
As at September 30, 2024	$10

Current lease liabilities	$10
Non-current lease liabilities	-
$10

The maturity analysis of the Company’s contractual undiscounted lease liabilities as at September 30, 2024 is as follows:

	< 1 year	1 to 3 years	> 3 years	Total
Lease liabilities	$10	$-	$-	$10

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

10.	LEASES (continued)

c)	Amounts recognized in Statements of Loss and Other Comprehensive Loss

	Three months ended September 30, 2024	Nine months ended September 30, 2024
Interest on lease liabilities	$1	$3
Depreciation of right-of-use assets	$22	$60
Variable lease payments	$21	$43
Expenses relating to short-term leases	$16	$117

d)	Amounts recognized in Statements of Cash Flows

	Three months ended September 30, 2024	Nine months ended September 30, 2024
Payment of lease liabilities	$15	$57
Variable lease payments	$21	$43
Expenses relating to short-term leases	$16	$117

11.	OTHER ASSETS

	September 30,	December 31,
	2024	2023
Reclamation deposit	$672	672
	$672	$672

The reclamation deposit relates to a surety bond to provide security on the Company’s remediation obligations.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT

	Credit Facility (a)	Related Party Promissory Note (b)	Related Party Loans (other) (c)	Total
Balance, January 1, 2023	30,016	-	-	30,016
Proceeds of loan	5,900	5,000	-	5,900
Repayment of loan	(5,000)	-	-	(5,000)
Loan initiation fee	-	(350)	-	-
Warrant issuance	-	(645)	-	-
Interest and accretion	3,054	130	-	3,054
Interest payment	(3,035)	-	-	(3,035)
Amortization of borrowing costs	720	35	-	720
Balance, December 31, 2023	31,655	4,124	-	35,779
Proceeds of loan	-	-	16,500	16,500
Repayment of loan	(17,000)	-	-	(17,000)
Interest and accretion	1,272	679	-	1,951
Interest payment	(1,342)	-	-	(1,342)
Amortization of borrowing costs	565	170	-	735
Balance, September 30, 2024	$15,150	$4,973	$16,500	$36,623
Current	15,150	4,973	16,500	36,623
Non-current	$-	$-	$-	$-

a)	Credit Facility

On June 6, 2022, the Company entered into a secured credit agreement for $40,000 (the “Credit Facility”) with National Bank of Canada. The Credit Facility is secured by a general charge on the assets of the Company, and was used to consolidate the Company’s existing loans with Bank of Nova Scotia and the Company’s Executive Chairman, and is available to the Company on a revolving basis to finance the working capital and general corporate requirements. In addition to the Credit Facility, National Bank provided the Company with an up to US$15 million treasury line enabling additional access to funds for future zinc Swap contracts. Terms of the Credit Facility include the following:

●	The Credit Facility bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%;

●	The Company is required to pay a standby fee on the unadvanced portion of the Credit Facility at a rate of 0.5625% per annum;

●	The original maturity date was December 6, 2023. The Credit Facility includes an annual extension option and, on December 20, 2022, the maturity date was extended to December 6, 2024. On April 9, 2024, the maturity date was extended to June 30, 2025.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT (continued)

a)	Credit Facility (continued)

●	The Credit Facility was subject to covenants that require the Company to maintain interest coverage ratio of not less than 4.0 to 1.0 and a total leverage ratio of not more than 3.0 to 1.0. At September 30, 2023, Titan was in breach of the covenants and obtained a waiver from National Bank on covenants for the period of June 30, 2023 to January 19, 2024. In obtaining the waiver, the Company made a payment against the Credit Facility of $5,000 on November 1, 2023, and agreed to changes to the Credit Facility, reducing the available credit to $32,170, and adding an additional covenant that requires the Company to have $3,000 of unrestricted cash at all times.

●	On April 9, 2024, the Credit Facility covenants were further amended whereby, the leverage ratio was removed, and the interest coverage ratio was reduced to 1.5 to 1.0. The Company further agreed to make repayments on the Credit Facility to reduce the Available Credit to $15,170 by June 30, 2024, and to make repayments on the Credit Facility to reduce the Available Credit to $10,170 by December 30, 2024. As at September 30, 2024, the Company was not in compliance with the interest coverage ratio as a result of the temporary suspension of operations that occurred at ESM from August 12, 2024 to September 26, 2024 due to the historic flooding from Tropical Storm Debby, which negatively impacted earnings during Q3 2024. On November 4, 2024, the Company obtained a waiver for the interest coverage ratio from National Bank for the quarter ending September 30, 2024.

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman with a guarantee fee applicable to the $40,000 amount at an annual rate of 1.125%. The guarantee was extended to December 6, 2024 concurrent with the extension of the maturity date of the Credit Facility. During the three and nine months ended September 30, 2024, the Company incurred a guarantee fee charge of $43 and $240, respectively, recognized on the Company’s Statement of Loss and Comprehensive Loss.

b)	Related Party Promissory Note

To remain compliant with the financial covenants under the Credit Facility with National Bank of Canada, the Company made a $5,000 payment against the principal amount of the Credit Facility on November 1, 2023. In order to fund the payment to National Bank, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”). Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note is subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

12.	DEBT (continued)

c)	Related Party Loans

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the Company’s Credit Facility. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of the Company’s cash deposit to be held by Glencore Ltd., as a part of the Company’s fixed price zinc contract (Notes 5), such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the Credit Facility. As at the date of these financial statements, the Company has not yet agreed to commercial terms related to the related party loans from the company controlled by Titan’s Executive Chairman.

13.	STOCK OPTIONS

The Company’s stock option plan provides for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company. The exercise price of each option is determined by the Board of Directors but cannot be lower than the previous day’s closing market price of the Company’s shares on the date of grant. The options vest and become exercisable as determined by the Board of Directors at the time of the grant. Unless determined otherwise by the Board of Directors, the options expire within five years from the date of grant.

For the three and nine months ended September 30, 2024, the Company recognized share-based compensation expense of $110 and $331, respectively (2023 - $108 and $323).

The following table shows the change in the Company’s stock options during the nine months ended September 30, 2024 and the year ended December 31, 2023:

	Nine months ended September 30, 2024		Year ended December 31, 2023
	Number of options (‘000s)	Weighted-average exercise price (in C$)	Number of options (‘000s)	Weighted-average exercise price (in C$)
Outstanding, start of the period	6,330	1.12	8,735	1.12
Granted	4,150	0.36	-	-
Forfeited	(1,035)	0.50	(40)	0.54
Expired	-	-	(2,365)	1.40
Outstanding, end of the period	9,445	0.47	6,330	0.55
Exercisable, end of the period	3,893	0.54	3,717	0.58

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

13.	STOCK OPTIONS (continued)

The fair value and assumptions for the options granted during the nine months ended September 30, 2024, were as follows:

Grant Date	Expected Life of Options	Exercise Price	Risk-free Interest Rate	Volatility	Black-Scholes Fair Value
April 16, 2024	5 years	$0.36	3.76%	0.76	$0.23
August 15, 2024	5 years	$0.36	2.98%	0.74	$0.11

The following table provides information on outstanding and exercisable stock options at September 30, 2024.

Grant Date	Exercise price (in C$)	Number of Options outstanding (‘000s)	Weighted-average remaining contractual life (years)	Number of Options exercisable (‘000s)
September 24, 2020	0.63	1,155	1.0	1,155
November 13, 2020	0.85	250	1.1	250
November 10, 2022	0.51	3,965	3.1	1,888
April 16, 2024	0.36	3,875	4.6	600
August 15, 2024	0.36	200	4.9	-
	0.47	9,445	3.4	3,893

14.	RELATED PARTY TRANSACTIONS

a)	Management company

The Company shares office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments on September 30, 2024 was approximately $75, determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to this arrangement in the three and nine months ended September 30, 2024:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries and benefits	$36	$91	$308	$390
Office and other	28	42	92	147
Marketing and travel	4	5	12	12
	$68	$138	$412	$549

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

14.	RELATED PARTY TRANSACTIONS (continued)

d)	Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, Chief Executive Officer, President, Chief Financial Officer and Directors.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries and benefits	$97	$114	$601	$644
Consulting Fees	80	45	389	358
Share-based compensation	89	86	286	256
Directors’ fees	55	55	164	164
	$321	$300	$1,440	$1,422

15.	INTEREST AND OTHER FINANCE EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Interest and borrowing costs	$761	$1,045	$2,686	$2,836
Other	32	-	380	-
	$793	$1,045	$3,066	$2,836

16.	CONTINGENCIES

a)	On December 30, 2016, pursuant to a purchase agreement between Titan Mining (US) Corporation (a wholly owned US subsidiary of the Company), Star Mountain Resources, Inc. (“Star Mountain”), Northern Zinc, LLC, and certain other parties (the “Purchase Agreement”), Titan (US) Corporation acquired from Northern Zinc 100% of the issued and outstanding shares of Balmat Holdings Corp, which indirectly owned the Empire State Mine.

On or about February 21, 2018, Star Mountain filed a voluntary petition commencing a Chapter 11 bankruptcy in the United States Bankruptcy Court for the District of Arizona. The bankruptcy court confirmed a Chapter 11 plan of liquidation in the bankruptcy proceedings, which went effective on July 8, 2019. The Chapter 11 plan provided for the appointment of a Plan Trustee to liquidate all of the remaining assets owned by Star Mountain, including causes of action owned by Star Mountain.

On November 19, 2019, the Plan Trustee filed a Complaint against the Company, Titan (US) Corporation, and certain former officers and directors of Star Mountain with the Arizona bankruptcy court. The Plan Trustee filed a Second Amended Complaint (in response to motions to dismiss filed by the Company and Titan (US) Corporation). In his Second Amended Complaint, and as to the Company and Titan (US) Corporation, the Plan Trustee asserted: (a) a claim that the transaction under the Purchase Agreement should be avoided as a fraudulent conveyance under federal bankruptcy and state law; and (b) as purported alternative claims, that the Company and Titan (US) Corporation breached their remaining payment obligations to Star Mountain related to the Purchase Agreement.

TITAN MINING CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated - Unaudited)

16.	CONTINGENCIES (continued)

In March 2023, the Company and the Plan Trustee entered into a settlement agreement providing for, among other things, a one-time payment of $5,900 to the Plan Trustee in full satisfaction and release of all claims asserted by the Plan Trustee in its Complaint, full satisfaction and release of the Company’s promissory note owing to Star Mountain Resources Inc. in a remaining principal amount of $1,025 and all interest thereon, and transfer of all ownership and other rights in the Plan Trustee’s 2,968,900 Company common shares (the “Star Shares”) and all past and future dividends thereon to the Company. On June 9, 2023, the Company made the one-time payment of $5,900 to the Plan Trustee and the Star Shares were transferred to the Company and cancelled. As a result, the Company reversed the acquisition obligation of $1,025 and loss provision of $3,374. The shares were valued at $1,424 at the time of the settlement which reduced share capital by this amount when cancelled. The total distributed dividends related to the Star Shares were refunded resulting in a small gain in the current year. The settlement provides that the Company’s entry into, and court approval of, the settlement shall not be construed as an admission that the Company is liable to the Plan Trustee or that the Plan Trustee has suffered any damage.

b)	The Company is from time to time involved in various legal proceedings related to its business. Management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect on the Company’s financial condition or results of operations.

17.	FINANCIAL INSTRUMENTS

Derivatives

In the first quarter of 2023, the Company entered into a Monthly Cash Settled LME Zinc Swap contract with National Bank of Canada for approximately 30% of the Company’s zinc production for the period of February 01, 2023 to December 31, 2023 at a price of $1.55 per pound of zinc.

As at December 31, 2023, the Company recognized $648 of unrealized gains from changes in the fair value of remaining open positions relating to the LME Zinc Swap contract. This derivative asset was realized on January 2, 2024.

18.	SEGMENTED INFORMATION

The Company operates one reportable segment, mineral production and exploration in the United States. The Company’s non-current assets located in the United States total $32,311 and those located in Canada total $10.

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	Nine months ended September 30,
	2024	2023
Non-cash investing and financing activities
Change in accounts payable and accrued liabilities with respect to construction in progress	Nil	(413)
Change in accounts payable and accrued liabilities with respect to inventories	337	(737)
Change in accounts payable and accrued liabilities with respect to operating expenses	900	48
Change in reclamation and remediation asset	416	(65)